Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2010 (1)	2011 (1)

Income Before Extraordinary Item	$182	$470
Income taxes	104	233
Capitalized interest	(1)	(3)
	285	700

Fixed charges, as defined:

Interest	219	209
Capitalized interest	1	3
Total fixed charges	220	212

Earnings, as defined	$505	$912

Ratio of earnings to fixed charges	2.30	4.30

(1)
Excluded from the computation of fixed charges for the nine months ended September 30, 2010 and 2011 is interest expense of $6 million and interest income of $13 million, respectively, which is included in income tax expense.